October 29, 2007

Mail Stop 4561

Via U.S. Mail and Fax (866) 468-4988
Mr. Andrew D. Hyder
Chairman, President
Subjex Corporation
3245 Hennepin Ave S, Suite 1
Minneapolis, MN 55408

   RE: **Subjex Corporation**
      Form 10-KSB for the fiscal year ended December 31, 2006
      Filed April 16, 2007
      File No. 0-29711

Dear Mr. Hyder:

   We have reviewed your amended 10-KSB filed October 24, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Financial Statements

Statements of Operations, page 5

1. We have reviewed your revisions to your restated financial statements. Since the revenue was never actually earned (i.e. FarSuperior merely entered into contracts with customers, but did not provide service), it is inappropriate to present the contracted amounts and refunds gross. Please revise. Also, your disclosure in Item 6 should be revised accordingly.

Statements of Cash Flows, page 6

2.   We note that multiple line items have changed from the initial filing. Please clarify why and how these amounts changed.

Notes to the Financial Statements, page 8

3.   Please revise to include all of the notes to the financial statements. The restated financial statements are required to provide the entire item number for all parts of the 10-K that were affected.

Note 1, page 8

4.   Please revise this footnote to include reconciliation between the original filing and this amendment for all line items that changed. You should include a separate footnote describing the restatement and the reconciliation should show the prior balances (pre-restatement) and the restated balances with an adjustments column between the two columns.

Report of Independent Registered Public Accounting Firm, page 9

5.   We note that your auditors have modified their opinion for going concern disclosure and have referenced Note 2. However, the amendment does not include a Note 2 and Note 2 in your original filing related to fixed assets. Please revise.

        Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

                        Sincerely,

                        Daniel L. Gordon
                        Branch Chief